SCHRECK MORRIS                                          [Exhibit 61]
STEVE MORRIS
KRISTINA PICKERING
MATTHEW MCCAUGHEY
1200 Bank of America Plaza
300 South Fourth Street
Las Vegas, Nevada 89101
(702) 474-9400

WACHTELL, LIPTON, ROSEN & KATZ
BERNARD W. NUSSBAUM
ERIC M. ROTH
MARC WOLINSKY
MEIR FEDER
SCOTT L. BLACK
51 West 52nd Street
New York, New York 10019

Attorneys for Plaintiffs
  HILTON HOTELS CORPORATION
  and HLT CORPORATION

                 UNITED STATES DISTRICT COURT

                      DISTRICT OF NEVADA


HILTON HOTELS CORPORATION             )
and HLT CORPORATION,                  )
                                      )
                           Plaintiffs,)  CV-S-97-00095-PMP (RLH)
                                      )
                  -vs-                )
                                      )
ITT CORPORATION, RAND V. ARASKOG,     )
ROBERT A. BOWMAN, BETTE B. ANDERSON,  )
NOLAN D. ARCHIBALD, ROBERT A.         )
BURNETT, PAUL G. KIRK, JR., EDWARD    )
C. MEYER, BENJAMIN F. PAYTON, VIN     )
WEBER, and MARGITA E. WHITE,          )
                                      )
                           Defendants.)
                                      )
ITT CORPORATION,                      )
                                      )
                      Defendant and   )
                      Counterclaimant,)
                                       )  FIRST AMENDED AND
                  -vs-                 )  SUPPLEMENTAL COMPLAINT
                                       )
HILTON HOTELS CORPORATION and          )
HLT CORPORATION,                       )
                                       )
                     Plaintiffs and    )
                     Counterdefendants.)
                                       )

          Plaintiffs Hilton Hotels Corporation ("Hilton") and HLT Corporation ("HLT"), by their attorneys, allege upon knowledge with respect to themselves and their own acts, and upon information and belief as to all other matters, as follows:

                     Nature of the Action

          1. On January 31, 1997, Hilton commenced a tender offer for the stock of defendant ITT Corporation ("ITT") at $55 per share, a price representing a 29% premium over the closing trading price of ITT common stock on Friday, January 24, the last trading day before Hilton announced its offer. This action is brought for injunctive and declaratory relief to redress a wrongful course of conduct by defendants that is designed to deprive ITT shareholders of the opportunity to receive the benefits of Hilton's tender offer and a proposed second-step merger and impede the shareholders' exercise of their corporate franchise.

          2. The ITT Board of Directors formally rejected Hilton's offer on February 11, 1997, and has since ignored Hilton's repeated requests that the parties meet to discuss the offer. In breach of its fiduciary duties under Nevada law, the ITT Board has pursued a strategy designed to deter Hilton from pursuing its bid and to prevent ITT shareholders from electing a new Board of Directors which supports Hilton's bid. The Board's conduct in this regard includes:
(1) failing to schedule the 1997 Annual Meeting of shareholders; (2) refusing to dismantle ITT's various takeover defenses, including a poison pill rights plan and

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


the anti-takeover provisions in the Nevada General Corporation Law; and (3) liquidating ITT's core assets, including the recently announced strategy of selling ITT's "crown jewel" hotels to purchasers that sign management contracts with ITT which include change of control penalty provisions giving the new owners the right to cancel the management contracts if Hilton or anyone else acquires control of ITT through a stock acquisition not approved by the incumbent ITT Board or a proxy contest that replaces the incumbent Board.

                  3. The new owners' right to cancel is a pure entrenchment device designed to maintain ITT's incumbent board and management in office. The right of cancellation is triggered only upon a change of control of ITT which is not approved by a majority of the incumbent directors; the new owners have no right to cancel following a change of control approved by the incumbent ITT Board. Moreover, unlike a conventional "poison pill" rights plan, the change of control penalty provisions cannot be deactivated by a newly elected ITT Board. Indeed, the election of a new
Board by ITT's shareholders would itself trigger the penalty provisions and potentially result in a substantial loss of shareholder value.
                           Parties

          4. Plaintiff Hilton is a Delaware corporation with its principal executive offices in Beverly Hills, California.
Hilton is a leading owner and operator of full-service hotels and gaming properties located in gateway

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cities, urban and suburban centers and resort areas
throughout the United States and in selected international cities. Hilton is the beneficial owner of over 315,000 ITT shares.

          5. Plaintiff HLT Corporation is a Delaware corporation with its principal place of business in Beverly
Hills, California. HLT, a wholly-owned subsidiary of Hilton organized in connection with Hilton's tender offer and the proposed merger, is the record and beneficial owner of 100 shares of ITT stock.

          6. Defendant ITT Corporation is a Nevada corporation with its principal executive offices in New York, New York. ITT is engaged, through subsidiaries, in the hospitality, gaming and entertainment business and the information services business. In addition, until recently, ITT owned approximately 6% of the outstanding shares of Alcatel Alsthom, a French company which owned, among other things, one of the largest telecommunications equipment manufacturers in the world. As of December 31, 1996, ITT owned or leased 68 hotel properties, and managed 135 others under management agreements with hotel owners. Since December 31, 1996, ITT has entered into management agreements with respect to approximately 58 additional hotel properties.

          7. Defendant Rand V. Araskog is Chairman of the
Board and Chief Executive Officer of ITT. Defendant Araskog is a citizen of the State of New York.

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



          8. Defendant Robert A. Bowman is ITT's President and Chief Operating Officer and a member of the ITT Board of Directors. Defendant Bowman is a citizen of the State of New
York.

          9. The remaining defendants, Bette B. Anderson, Nolan D. Archibald, Robert A. Burnett, Paul G. Kirk, Jr., Edward C. Meyer, Benjamin F. Payton, Vin Weber, and Margita
E. White, are directors of ITT. None of these director defendants is a citizen of the State of Delaware or the State of California.

                    Jurisdiction and Venue

          10. This Court has jurisdiction over this action pursuant to 28 U.S.C. ss.ss. 1331, 1332(a) and 1337, and 15
U.S.C. ss.ss. 4 and 26. The amount in controversy is in excess of $75,000, exclusive of interest and costs.

          11. Venue is proper in this District and its unofficial southern division under 28 U.S.C. ss. 1391(b) and
(c), 15 U.S.C. ss.ss. 15, 22 and 26, and LR IA 6-1 and LR
8-1.

                    Hilton's Tender Offer

          12. In the last quarter of 1996, Hilton contacted one of ITT's principal financial advisers to determine whether ITT would be interested in pursuing a business combination with Hilton. The ITT adviser reported back that ITT had no interest in pursuing such a combination.

          13. On January 27, 1997, Hilton announced its intention to commence a tender offer pursuant to which Hilton is seeking to acquire 50.1% of the outstanding shares of ITT stock at $55 per share. Hilton's announcement stated that its offer was based solely on public information and that a review of ITT's non-public information could result in an even higher bid. Hilton formally commenced its tender offer on January 31. Upon consummation of the tender offer, Hilton intends to acquire the remaining shares of ITT in a second-step merger in which ITT shareholders will receive $55 in Hilton stock for each ITT share that they own.

          14. Hilton's January 27 announcement made clear that, while ITT is a diversified conglomerate, Hilton's interest in ITT focused on its hotel and gaming assets. Thus, in the January 27 announcement, Hilton stated that it believed that the "combination of ITT and Hilton would bring together two of the world's leading lodging companies as well as two premier gaming businesses" and that "ITT's owned full-service hotel portfolio, along with its major gaming presence in Las Vegas, Atlantic City and other jurisdictions, fits perfectly with [Hilton's] stated growth objectives." Hilton's announcement added that, if it acquired control of ITT, it would "carefully review" ITT's remaining businesses and that "the monetization of [those] nonstrategic assets, and a focus on the company's core business lines" would "create even more value for the shareholders of the combined companies."

          15. ITT has a number of anti-takeover provisions in place, including its shareholders' "rights plan," better known as a "poison pill." In the event that a third-party like Hilton acquires 15% or more of ITT's shares, the "poison pill" enables all ITT shareholders other than the third-party to purchase ITT preferred shares at 50% discount from market value. ITT's former corporate parent has publicly acknowledged that the "poison pill" "may render an unsolicited takeover of [ITT] more difficult or less likely to occur or might prevent such a takeover, even though such takeover may offer [ITT's] shareholders the opportunity to sell their stock at a price above the prevailing market rate and may be favored by a majority of the shareholders of [ITT]."

          16. ITT also has the anti-takeover protections of Nevada Rev. Statutes ss.ss. 78.378 et seq. (the "Control Share Acquisition Statute") and Nevada Rev. Statutes ss.ss.
78.411 et seq. (the "Business Combination Statute"). ITT's former corporate parent has publicly acknowledged that the Control Share Acquisition and Business Combination Statutes "may delay or make more difficult acquisitions or changes of control of [ITT]", "may have the effect of preventing changes in the management of [ITT]" and "could make it more difficult to accomplish transactions which [ITT] shareholders may otherwise deem to be in their best interests."

          17. Under the Control Share Acquisition Statute, a third-party like Hilton that acquires a "controlling interest" in the shares of ITT cannot vote those shares unless: (a) such voting rights are conferred by a majority vote of the disinterested shareholders of the corporation; or
(b) the ITT Board adopts a by-law opting out of the coverage of the Statute, something that the ITT Board has not done.

          18. Under the Business Combination Statute, a third-party like Hilton that acquires 10% or more of the voting power of ITT's stock cannot engage in a business combination with ITT for three years unless the acquisition of the shares or the business combination is approved by the ITT Board in advance.

          19. The Hilton tender offer and second-step merger cannot be consummated unless the ITT Board removes or makes inapplicable ITT's various anti-takeover devices, including its "poison pill" and the provisions of the Control Share Acquisition Statute and the Business Combination Statute. Accordingly, Hilton has conditioned its tender offer upon these takeover defenses being removed or otherwise rendered inapplicable to the Hilton offer by the ITT Board.

          20. Because the ITT Board of Directors has the power to remove these impediments and permit ITT's shareholders to decide for themselves whether they want to accept Hilton's tender offer, Hilton has coupled its tender offer with a proxy contest to replace ITT's incumbent Board. On February 11, 1997, in accordance with the requirements of
Section 2.2 of ITT's by-laws, Hilton gave notice to ITT of its intention to nominate a slate of candidates for election as directors to the ITT board at the 1997 annual meeting and its intention to present a resolution urging the Board to arrange a sale of the company to Hilton or any higher bidder. On March 21, 1997, Hilton cleared its proxy materials with the SEC and began soliciting proxies from ITT's shareholders. The Hilton slate is committed, subject to its fiduciary duties, to remove the obstacles to consummation of Hilton's proposed tender offer and merger.

                  The ITT Board Rejects the
                  Hilton Bid and Begins the
                      Liquidation of ITT

          21. The ITT Board of Directors formally rejected Hilton's offer on February 11, 1997. Despite the superior value offered by Hilton -- reflected in the 29% premium to the market value of ITT stock immediately prior to the announcement of the offer -- the ITT Board determined that the tender offer was "inadequate and not in the best interests of [ITT]." The Board's rejection of the Hilton offer was hasty and ill-informed. While the Board attempted to justify its rejection of the offer by citing "uncertainties as to the actual value" of the Hilton securities to be offered in the proposed second-step merger and the "lack of sufficient disclosure in Hilton's tender offer," the ITT Board did not ask Hilton to provide any additional information. Moreover, although Hilton had stated that a review of ITT's non-public information could result in an even higher offer, the ITT Board did not give Hilton the opportunity to review any such information. Since February 11, the ITT Board has rejected Hilton's repeated requests to meet with ITT to negotiate its bid.

          22. Rather than removing the impediments to Hilton's bid or accepting Hilton's invitation to negotiate, the ITT Board of Directors has authorized management to engage in a series of transactions which collectively amount to an abandonment of ITT's long-term strategy and a break-up of the company. While ITT's initial asset dispositions were limited to assets that the ITT Board had classified as "non-core," in an attempt to drive Hilton away ITT is now exploring the disposition of its "core" assets in a fashion that threatens to preclude Hilton or anyone else from acquiring control of ITT without the approval of the incumbent ITT Board.

          23. Commencing on February 14, 1997, ITT embarked on a number of transactions designed to dispose of assets outside of its "core" hotel and casino businesses. These transactions included the sale of ITT's 7.5 million shares of Alcatel Alsthom for approximately $830 million, the sale of ITT's 50% interest in Madison Square Garden arena cable network and related sports franchises for approximately $650 million, and the sale of its interest in WBIS+, a New York television station, for $257.5 million. ITT has also pursued a sale of its ITT Educational Services and ITT World Directories subsidiaries.

          24. On or about April 11, 1997, ITT filed its 1996 Annual Report with the SEC. The cover of ITT's Annual Report, stated in large, bold print -- "Fellow Shareholders: The issue is creating shareholder value." Inside the Annual Report, defendant Araskog's letter to shareholders stated that the ITT Board has "recognized the need to monetize or otherwise realize the value of [ITT's] non-core assets in a

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


more accelerated fashion than management had originally planned, "but that the company would be "focusing on lodging and gaming, and creating value for [its] shareholders." Recent actions by ITT, however, demonstrate that defendants are not focused on "creating shareholder value"; indeed, defendants have now embarked on a scheme to dispose of ITT's "core" hotel assets so as to make ITT takeover-proof even at the cost of destroying shareholder value.

          25. On May 19, 1997, ITT suddenly announced the beginning of the dismemberment of its core hotel businesses. On that day, ITT and FelCor Suites Hotels, Inc. ("FelCor"), a real estate investment trust based in Dallas, Texas, announced the creation of a "long-term strategic alliance" beginning with an agreement in principle for FelCor to purchase five hotels from ITT for $200 million. The proposed transaction calls for ITT to receive additional consideration in the form of a management contract under which ITT will manage the five hotels for a fee over a period of 20 years. In an attempt to deter Hilton or any other bidder from acquiring control of ITT, the proposed management agreement would include a change of control penalty provision under which FelCor would be able to terminate ITT's valuable right to manage the five hotels -- and terminate its obligation to pay a management fee to ITT -- in the event of a change of control of ITT that is not approved by the incumbent Board. The existence of this change of control penalty provision was concealed by ITT when it announced the agreement in principle with FelCor.

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



If this provision were triggered and FelCor exercised its right to terminate the management contract, ITT and its shareholders would lose a significant part of the consideration from the sale of the five hotels, and receive nothing in return.

          26. On June 2, 1997, shortly after Hilton became aware of the secret penalty clause in the FelCor transaction, Hilton's President and Chief Executive Officer, Stephen F. Bollenbach, sent a letter to the ITT Board of Directors objecting to the change of control penalty provisions proposed in the FelCor transaction as irresponsible and unnecessary. In Mr. Bollenbach's letter, Hilton offered to purchase the five ITT hotels offered to FelCor at the same price that FelCor proposes to pay, with a contract providing that the hotels would be managed by ITT on the same economic terms as under the proposed contract with FelCor, but without any change of control penalty provisions. Hilton's proposal is clearly more advantageous to ITT shareholders than the proposed FelCor transaction, as it eliminates the risk that ITT would lose any part of the consideration from the disposition of the hotels following a change of control. Mr. Bollenbach's letter also informed the ITT Board that Hilton is a "ready, willing and able buyer" for any of ITT's core assets if ITT sought dispose of them, reiterated Hilton's desire to talk to ITT about the benefits of a combination between the two companies, and warned the ITT Board not to take value from its shareholders by entering into transactions designed by drive Hilton away.

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


          27. Notwithstanding this warning, it soon became clear that the proposed FelCor transaction is part of a larger strategy to deter Hilton's takeover bid through transactions that destroy shareholder value. On June 3, 1997, The Wall Street Journal reported that, according to "people familiar with the discussions", ITT is entertaining bids for several of its "crown jewel" hotels -- including the St. Regis Hotel in New York, the Phoenician resort in Scottsdale, Arizona, and the Ciga luxury hotel chain in Europe -- while "demanding that purchasers of the marquee properties sign management contracts with ITT." The Journal also reported that, "according to people familiar with the matter," many of those management agreements could include change of control penalty provisions akin to those to be included in the FelCor transaction. The Journal noted that ITT's "surprise move" "goes beyond ITT's previously announced plans to raise roughly $3 billion by selling 'noncore' assets" and "could turn out to be pivotal in the company's nearly six-month fight" against Hilton. Whereas ITT had previously stressed that it would retain most of its hotels and casinos, people close to the company were quoted as saying that ITT is now willing to sell any of its hotels for "the right price and if they can retain a management contract." The article also quoted an ITT spokesman to the effect that an "overwhelming majority" of the 58 hotels that ITT has added to its roster of managed hotels this year could legally switch their management or franchise contracts to other companies if ITT is taken over. According to a 4 noted hotel consultant quoted in the Journal article, the change of control penalty provisions amount to an "esoteric and kind of powerful" anti-takeover provision.

          28. On June 4, 1997, an article in The Wall Street Journal reported that ITT's strategy to fend off Hilton was to sell "its most prized hotels" and thereby transform itself into "primarily a hotel-management company." Noting the dangers to ITT and its shareholders of pursuing this radical defensive strategy, the Journal stated that ITT was "giving up its best assets for a tactical advantage" and that some market observers had expressed "worry that the company is sacrificing long-term profit for the short-term goal of fighting off Hilton." The Journal article quoted Bruce Turner, a Salomon Brothers analyst: "I think ITT has to be very very careful. To date the things they've done have been positive. This new path may not be so positive."

          29. Other market participants have questioned how selling off luxury hotels subject to change of control penalty provisions would help ITT shareholders. On June 4, 1997, the Los Angeles Times quoted a major institutional investor: "I don't see how it's in the ITT shareholders' interest to enter into a transaction like that." That same day, the New York Post quoted one of ITT's biggest shareholders, Michael Price of Franklin Mutual Investors:
"Anything in the contracts that inhibit this company from being sold should be enjoined."

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



          30. On June 9, 1997, Mr. Bollenbach sent another letter to the ITT Board of Directors, in which he expressed his astonishment that ITT had not only placed change of control penalty provisions in its management contracts with FelCor, but that it had placed similar penalty provisions in other management contracts and was seeking to sell many of its premier hotel properties on similar terms. Mr. Bollenbach's letter then stated:

               . . . Hilton is a ready, willing and able buyer for ITT's core assets. So there can be no mistake, let me now be even more clear: I am confident that the price Hilton can offer for ITT's core assets is higher than any bona fide price that ITT can obtain from any other qualified purchaser. And, as you know, Hilton will not ask for any change of control penalty provisions.

Mr. Bollenbach then reiterated Hilton's desire to negotiate with ITT:

               ITT's interest in selling core assets also raises the more fundamental question of why ITT continues to refuse to talk to us. The benefits of combining our two companies remains compelling. We are more committed than ever to making this combination a reality. If ITT's efforts to drive us off destroy shareholder value, this will only force us to pay less for the ITT shares.

          31. Without responding to either of Mr.
Bollenbach's letters, on June 9 ITT announced that it had entered into a definitive agreement with FelCor to acquire five ITT hotels for $200 million. The parties have agreed to use reasonable best efforts to close the transaction by June 30, 1997. At closing, the parties intend to enter into a management agreement which would entitle ITT's subsidiary to a basic management fee of 2% of

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the total revenue of the five hotels as well as certain
incentive fees. However, the proposed management agreement gives FelCor's affiliate the option to terminate the agreement 30 days after a "Change of Control" -- defined to consist of (i) any acquisition of more than 35% of ITT's voting stock within two years after a tender offer or proxy solicitation by the acquiror if the tender offer or proxy solicitation was not approved by a majority of the ITT directors in office at the time it was commenced or (ii) a majority of the ITT Board being elected pursuant to a solicitation of proxies from ITT shareholders if the solicitation was not approved by a majority of the ITT directors in office at the time it was commenced.

          32. The change of control penalty provisions do not serve any legitimate purpose of FelCor or other potential purchasers of ITT assets. Thus, FelCor's right of termination arises only if the incumbent ITT Board permits it to arise. It arises only if control of ITT is transfered in a transaction that is not approved by a majority of the incumbent directors; in such instance, FelCor has a right to terminate its management contract even if the acquiror is a world-class operator of hotels, such as Hilton. But if ITT's incumbent Board decides to sell control of the company to a wholly incompetent hotel operator, FelCor has no right to terminate as a result.

          33. The change of control penalty provisions in ITT's proposed management agreement with FelCor, ITT's proposed management agreements with the purchasers of its

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"crown jewel" hotels, and ITT's existing management
agreements for hotels it manages but does not own, are a "poison pill" designed to destroy the value of ITT to Hilton or any other unwanted acquiror of ITT. Such provisions are a pure entrenchment device. They are designed to serve the entirely illegitimate purpose of deterring Hilton and others from seeking to acquire control of ITT through a tender offer or other acquisition of ITT stock not approved by the incumbent directors. The provisions would operate to destroy the value of ITT's assets in the hands of anyone other than the incumbent management and Board or an acquiror who meets their approval.

          34. The change of control penalty provisions are also designed to serve the entirely illegitimate purpose of deterring Hilton and other ITT shareholders from freely exercising their right to vote out the incumbent directors in a proxy fight whether or not such proxy fight arises out of an attempt to acquire ITT shares. Victory in any such proxy fight (i.e., replacement of a majority of ITT's directors) would carry a potentially enormous cost to ITT and its shareholders -- the termination of the management contracts by the hotel owners and the resultant loss of millions of dollars in management fees by ITT.

                    FIRST CLAIM FOR RELIEF

          35. Plaintiffs repeat and reallege each of the allegations set forth in paragraphs 1 through 34 hereof as if fully set forth at length herein.

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          36. Plaintiffs have nominated candidates elected as
directors at the 1997 annual meeting of ITT shareholders in accordance with ITT's by-laws.

          37. Although ITT's by-laws required ITT to hold its annual meeting in May 1997, ITT's Board failed to call the annual meeting. In violation of its fiduciary duties, the ITT Board has failed to call the annual meeting for the primary purpose of impending the effective exercise of the stockholder franchise in connection with the election of directors. The ITT Board lacked a compelling justification for failing to hold the annual meeting in May 1997.

          38. Any further effort by ITT or the ITT Board: (a) to amend ITT's by-laws in any way that would impede the effective exercise of the stockholder franchise in connection with the 1997 annual meeting; (b) to materially delay the conduct of the 1997 annual meeting; or (c) to enlarge the size of the ITT Board in order to preserve the position of the incumbent directors as a majority, would also constitute a breach of fiduciary duty.

          39. Plaintiffs are being, or will be, irreparably injured by defendants' conduct and have no adequate remedy at law.

                   SECOND CLAIM FOR RELIEF

          40. Plaintiffs repeat and reallege each of the allegations set forth in paragraphs 1 through 34 hereof as if fully set forth at length herein.

          41. The effect of ITT's poison pill, the Control
Share Acquisition Statute and the Business Combination

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


Statute is to frustrate and impede the ability of ITT shareholders to decide for themselves whether they wish to receive the benefits of the Hilton tender offer and proposed second-step merger. These devices unreasonably and inequitably frustrate and impede the ability of Hilton to consummate its offer and merger proposal. The failure of ITT and its Board to redeem the ITT "poison pill," to adopt a by-law opting out of the Control Share Acquisition Statute, and to adopt a resolution approving the Hilton tender offer for purposes of the Business Combination Statute, is a breach of defendants' fiduciary duty and thus a violation of Nevada law.

          42. Plaintiffs are being, or will be, irreparably injured by defendants' conduct and have no adequate remedy at law.

                    THIRD CLAIM FOR RELIEF

          43. Plaintiffs repeat and reallege each of the allegations set forth in paragraphs 1 through 34 hereof as if fully set forth at length herein.

          44. The FelCor transaction, ITT's threatened disposition of its "crown jewel" hotels and other core assets subject to management contracts containing change of control penalty provisions, and the insertion of such provisions in ITT's management contracts for hotels that ITT currently manages but does not own, are, or threaten to be, unreasonable responses by the ITT Board of Directors to Hilton's tender offer. The cost of these responses to ITT

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


is disproportionately large in relation to any "threat" allegedly posed to ITT by Hilton's tender offer.

          45. The change of control penalty provisions are a draconian response to Hilton's bid because they are designed to make ITT takeover-proof. If Hilton or any other non-approved bidder acquires control of ITT, and the change of control penalty is triggered, ITT and its shareholders stand to lose millions of dollars of value and receive nothing in return.

          46. The change of control penalty provisions are a preclusive response to Hilton's bid, particularly in view of the ITT Board's refusal to call an annual meeting. Because the ITT Board has refused to call a meeting, ITT shareholders cannot assert their right to vote out the incumbent directors before the change of control provisions are put into place. And once such provisions are in place, the ability of ITT shareholders to vote the incumbents out will be severely impeded because the provisions impose a potentially enormous cost to ITT if the ITT shareholders vote to replace a majority of the incumbent directors. By precluding ITT shareholders from choosing to sell the company and remove the incumbent directors, defendants are coercing the shareholders into accepting the alternative course defendants have chosen for them.

          47. Plaintiffs are being, or will be, irreparably harmed by defendants' conduct and have no adequate remedy at law.

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


                   FOURTH CLAIM FOR RELIEF

          48. Plaintiffs repeat and reallege each of the allegations set forth in paragraphs 1 through 34 hereof as if fully set forth at length herein.

          49. The FelCor transactions, the proposed crown jewel dispositions and the other asset dispositions announced or pursued by ITT in response to Hilton's tender offer reflect the ITT Board's abandonment of the company's long-term strategy and constitute a break-up of ITT. In this context, the Board's fiduciary duty is to seek to obtain the best available terms for ITT's shareholders and not to favor one potential acquiror over another or one type of financial alternative over another.

          50. Rather than seeking to maximize shareholder value by exploring a sale of the company to Hilton, the ITT Board is seeking to prevent the sale of the company to Hilton by allowing management to engage in the sale of "core" assets on terms designed to foreclose Hilton from pursuing its offer.

          51. Hilton has offered to purchase the assets involved in the FelCor transaction on terms more attractive to ITT than those proposed by FelCor. ITT has spurned Hilton's offer. While Hilton has told ITT that it can offer the highest value to ITT for its other hotel assets -- and that Hilton will not ask for any change of control penalty provisions -- ITT will not entertain Hilton's bid for any of ITT's hotel assets.

          52. ITT's discriminatory and secretive sales of its "crown jewel" hotel properties serve no legitimate corporate purpose and are not calculated to achieve the best available terms for either the shareholders of ITT or its other constituencies. The ITT Board of Directors is pursuing this process in breach of its fiduciary duties to ITT shareholders.

          53. Plaintiffs are being, or will be, irreparably injured by defendants' conduct and have no adequate remedy at law.

                    FIFTH CLAIM FOR RELIEF

          54. Plaintiffs repeat and reallege each of the allegations set forth in paragraphs 1 through 34 hereof as if fully set forth herein.

          55. Under Nevada law, ITT may not engage in a sale of all or substantially all of its property and assets without the approval of the holders of a majority of its voting stock at a meeting of the shareholders called for that purpose.

          56. ITT is threatening to sell all or substantially all of its property and assets without the required shareholder vote.

          57. Plaintiffs are being, or will be, irreparably injured by defendants' conduct and have no adequate remedy at law.

                    SIXTH CLAIM FOR RELIEF

          58. Plaintiffs repeat and reallege each of the allegations set forth in paragraphs 1 through 34 hereof as if fully set forth at length herein.

          59. ITT has entered into management contracts, and has threatened to enter into additional management contracts, containing change of control penalty provisions that are triggered by the replacement of a majority of the incumbent ITT directors for the primary purpose of impeding the effective exercise of the stockholder franchise in connection with the election of directors. By causing ITT to enter into such management contracts, defendants have engaged in ultra vires acts and have breached, and are threatening to continue to breach, their fiduciary obligations to ITT shareholders.

          60. Plaintiffs are being, or will be, irreparably injured by defendants' conduct and have no adequate remedy at law.

                   SEVENTH CLAIM FOR RELIEF

          61. Plaintiffs repeat and reallege each of the allegations set forth in paragraphs 1 through 34 hereof as if fully set forth herein.

          62. The members of the ITT Board of Directors have acted in bad faith and in breach of their duty of loyalty to the shareholders of ITT by placing their own personal interests and the interests of ITT management ahead of the interests of ITT stockholders.

          63. Plaintiffs are, or will be, irreparably injured by defendants' conduct and have no adequate remedy at law.

                   EIGHTH CLAIM FOR RELIEF

          64. Plaintiffs repeat and reallege each of the allegations set forth in paragraphs 1 through 33 hereof as if fully set forth at length herein.

          65. Hilton and ITT, through their respective subsidiaries, compete in the hotel and gaming businesses. ITT described these businesses as "highly competitive" in its Form 10-K filing with the Securities and Exchange Commission for the fiscal year ending December 31, 1995.

          66. As part of its overall strategy to prevent its shareholders from considering the Hilton tender offer, there is a real and immediate threat that ITT will allege that Hilton's tender offer violates the federal antitrust laws and that ITT has standing under the antitrust laws to file an action to enjoin Hilton's tender offer.

          67. ITT does not have standing to pursue an action to enjoin the consummation of the Hilton tender offer under any antitrust theory because the consummation of the offer would not cause ITT injury of the type that the antitrust laws are intended to redress. If ITT had standing, the threatened action would be without merit because an acquisition of ITT by Hilton would not substantially lessen competition or tend to create a monopoly in any line of commerce. On February 27, 1997, the federal antitrust agencies gave clearance to Hilton to purchase ITT shares pursuant to the tender offer.

          68. By reason of the foregoing, an actual controversy exists between Hilton and ITT regarding whether
ITT has standing to pursue an injunction against the Hilton tender offer under the federal antitrust laws and whether the consummation of that offer would violate such laws.

          69. Pursuant to 28 U.S.C. ss. 2201, Hilton is therefore entitled to declaratory relief from this Court.

          WHEREFORE, plaintiffs seek judgment:

          (a) Enjoining defendants from amending ITT's by-laws to in any way impede the effective exercise of the stockholder franchise in connection with election of directors at the 1997 annual meeting of ITT shareholders;

          (b) Requiring defendants to honor any nomination for the election of directors by Hilton or HLT at the 1997 annual meeting of ITT shareholders;

          (c) Enjoining defendants from any further delay of ITT's 1997 annual meeting;

          (d) Enjoining defendants from refusing to redeem ITT's "poison pill" and refusing to make the provisions of the Nevada Control Share Acquisition and Business Combination Statutes inapplicable to Hilton's tender offer for ITT stock;

          (e) Requiring defendants to conduct a fair and open auction of ITT;

          (f) Enjoining any action taken or to be taken by defendants with the intent or effect of impeding the operation of market forces in an open bidding contest for an acquisition of ITT;

          (g) Enjoining defendants from entering into any further disposition of ITT's assets unless they conduct a fair and open auction for such assets in which Hilton can participate on an equal basis with all other potential purchasers;

          (h) Enjoining defendants from selling any further assets of ITT without the approval of ITT shareholders, as required by Nevada law;

          (i) Rescinding the FelCor transaction or any other disposition of hotel or casino assets by ITT;

          (j) Invalidating the change of control penalty provisions in ITT's management agreement with FelCor;

          (k) Enjoining defendants from entering into any agreements containing change of control penalty provisions in the future with other purchasers of ITT's assets or with the owners of hotels managed by ITT;

          (l) Enjoining the individual defendants from engaging in any further actions aimed at entrenching themselves in office in violation of the fiduciary duties owed by defendants to the ITT shareholders;

          (m) Declaring that ITT lacks standing and may not institute an action seeking to enjoin the Hilton tender offer under any theory of federal antitrust law;

          (n) Declaring that the consummation of the Hilton tender offer for ITT stock will not substantially lessen competition or tend to create a monopoly in any line of commerce;


          (o) Awarding plaintiffs damages against defendants in an amount to be determined at trial, as well as plaintiffs' costs of suit, including reasonable attorneys' fees; and

          (p) Granting plaintiffs such other and further relief as the Court may deem just and proper.

Dated:  June __, 1997
        Las Vegas, Nevada


                              SCHRECK MORRIS


                              By:
                                 -----------------------
                                      STEVE MORRIS
                                 KRISTINA PICKERING
                                 MATTHEW MCCAUGHEY
                                 1200 Bank of America Plaza
                                 300 South Fourth Street
                                 Las Vegas, Nevada 89101
                                 (702) 474-9400

                                 WACHTELL, LIPTON, ROSEN & KATZ
                                 BERNARD W. NUSSBAUM
                                 ERIC M. ROTH
                                 MARC WOLINSKY
                                 MEIR FEDER
                                 SCOTT L. BLACK
                                 51 West 52nd Street
                                 New York, New York 10019
                                 (212) 403-1000

                                 Attorneys for Plaintiffs
                                   HILTON HOTELS CORPORATION
                                   and HLT CORPORATION


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